UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THAT MOODY’S INVESTORS SERVICE UPGRADED ITS BANK FINANCIAL STRENGTH RATING FROM D TO D+
Medellín, Colombia, May 13, 2009
Moody’s Investors Service (“Moody’s”) upgraded from D to D+, Bancolombia S.A.’s (“Bancolombia”) financial strength rating (“BFSR”). The outlook on the BFSR was changed to “stable”, from “positive”.
Moody’s announced in its press release that “The upgrade of the bank’s BFSR was based on the bank’s improved financial fundamentals and franchise value, as well as the successful integration of Banco Agrícola, S.A. (Banagrícola) of El Salvador. Through this process, Bancolombia has continued to generate stable core earnings, supported by an ample net interest margin and improved operating efficiency.”
Moody’s also commented that “Bancolombia maintains a strong franchise in all areas of traditional banking, as the largest bank in both Colombia and El Salvador. The bank holds leading positions in retail banking and commercial lending, with a broad and stable core deposit base. In Colombia, the bank has defended its market share of 19% of deposits and 22% of gross loans, as of year-end 2008. In El Salvador, Banagrícola maintained its largest market shares by far of 30% in loans and deposits, with solid profitability and asset quality indicators through the first quarter of 2009.”
Also, Bancolombia’s long-term and short-term local currency deposit ratings of “Baa2” and “Prime-3”, as well as the long-term and short-term foreign currency deposit ratings of “Ba2” and “Not Prime” were affirmed. Bancolombia’s foreign currency subordinated debt rating of“Baa3” was also affirmed with a stable outlook.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 13, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance